RED HAT COFFEE

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To the Board of Directors
Red Hat Coffee
Austin, Texas

We have reviewed the accompanying financial statements of Red Hat Coffee, which comprise the balance sheet as of December 31, 2020, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
February 24, 2021

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLEBS.COM

RED HAT COFFEE
BALANCE SHEET
DECEMBER 31, 2020
(unaudited)

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	1,257
Accounts receivable, net		6,031
Inventory		34,603
Note receivable		45,000
Prepaid expenses and other current assets		126,810
TOTAL CURRENT ASSETS		213,701

PROPERTY AND EQUIPMENT

Property and equipment, net	18,936

OTHER ASSETS

Intangible assets	5,506
Loan origination fees	76,658
	82,164

TOTAL ASSETS	$	314,801

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$	34,248
Accrued expenses		2,106
Line of credit		47,135
SBA - PPP Loan		9,572
Notes payable - current portion		63,617
Notes payable - related party - current portion		61,148
Factoring liability		15,092
TOTAL CURRENT LIABILITIES		232,918

LONG-TERM LIABILITIES

Notes payable - related parties	126,412
Notes payable	126,907
Tenant improvement liability	-
TOTAL LONG-TERM LIABILITIES	253,319

TOTAL LIABILITIES	486,237

SHAREHOLDERS' EQUITY

Treasury stock, see note 9	-
Common stock, 10,000 shares authorized, issued and outstanding, $0.001 par value.	10
Additional paid-in capital	183,695
Accumulated deficit	(355,141)
TOTAL SHAREHOLDERS' EQUITY	(171,436)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	314,801

RED HAT COFFEE
STATEMENT OF INCOME
DECEMBER 31, 2020
(unaudited)

REVENUES	$	**205,020**
COST OF GOODS SOLD		**70,579**
GROSS PROFIT		**134,441**
OPERATING EXPENSES		
Bank charges and fees		**18,413**
Contractors		**10,750**
Depreciation expense		**6,684**
General and administrative		**21,359**
Materials and supplies		**12,103**
Payroll		**104,866**
Professional fees		**11,114**
Rent		**8,759**
Sales and marketing		**18,797**
TOTAL OPERATING EXPENSES		**212,845**
NET OPERATING INCOME		**(78,404)**
OTHER INCOME/(EXPENSES)		
Interest expense		**(26,787)**
Loss on termination of lease		**(22,219)**
Gain on disposal of fixed assets		**16,722**
TOTAL OTHER INCOME/(EXPENSES)		**(32,284)**
NET LOSS	$	**(110,688)**

See independent accountant's review report and accompanying notes to financial statements.

RED HAT COFFEE
STATEMENT OF EQUITY
DECEMBER 31, 2020
(unaudited)

	Treasury Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, JANUARY 1, 2020	-	$ -	10,000	$ 10	29,990	$ (244,453)	$ (214,453)
Repurchase of common stock	200	20,000				-	$ 20,000
Issuance/transfer of common stock	(200)	(20,000)	-	-	153,705	-	$ 133,705
Net loss						(110,688)	$ (110,688)
ENDING BALANCE, DECEMBER 31 ,2020	-	$ -	10,000	$ 10	$ 183,695	$ (355,141)	$ (171,436)

See independent accountant's review report and accompanying notes to financial statements.

RED HAT COFFEE
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (110,688)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	6,684
(Increase) decrease in assets:	
Accounts receivable	1,536
Inventory	(24,787)
Prepaid expenses and other current assets	(121,992)
Increase (decrease) in liabilities:	
Accounts payable	(5,427)
Accrued expenses	735
Factoring liability	(13,786)
Loan fees	9,520
CASH USED FOR OPERATING ACTIVITIES	(258,205)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for intangible assets	
Cash used for intangible assets	(5,506)
Sale of fixed asset	15,587
CASH USED FOR INVESTING ACTIVITIES	10,081
CASH FLOWS FROM FINANCING ACTIVITIES	
Extinguishment of lease termination	15,361
Issuance of note receivable for sale of fixed assets	(48,000)
Issuance of SBA - PPP Loan	9,572
Issuance of common stock	153,705
Draw from line of credit	23,996
Issuance of notes payables	94,900
Repaymen of note payable - related party	(2,331)
CASH PROVIDED BY FINANCING ACTIVITIES	247,203
NET DECREASE IN CASH	(921)
CASH AT BEGINNING OF YEAR	2,178
CASH AT END OF YEAR	$ 1,257
CASH PAID DURING THE YEAR FOR:	
INTEREST	$ -
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

    The Company
    Red Hat Coffee (the "Company") was incorporated in the State of California on January 28, 2016. The Company has developed three exceptional tasting cold brew coffee latte flavors that are original, churro, and peanut butter. In addition, all of the lattes are dairy free and sustainably created.

    Going Concern
    Since Inception, the Company has relied on funds from notes issued to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to increase sales.

    Fiscal Year
    The Company operates on a December 31st year-end.

    Basis of Presentation
    The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

    Use of Estimates
    The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

    Cash and Cash Equivalents
    The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

    Risks and Uncertainties
    The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

    The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's manufacturing, and effects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, the Company believed all amounts in accounts receivable are collectable.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2020, the balance of inventory related to finished goods was $34,603 and the balance of inventory related to raw materials was nil.

Loan Origination Fees
Loan origination fees and other direct loan origination costs for a given loan are offset and the net amount is deferred and amortized as an addition to interest expense over the life of the loan. As of December 31, 2020, the Company has a $76,658 balance of loan origination fees, which will be amortized over forty additional months.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Machinery and equipment are depreciated over seven years. Tenant improvements are depreciated over the term of the lease. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company has elected to be treated as an S Corporation for federal income tax purposes. Pursuant to an election under Subchapter S of the Internal Revenue Code, the Company's earnings are included on the stockholders' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

1.   **Summary of Significant Accounting Policies (continued)**

Income taxes (continued)
The Company is subject to franchise and income tax filing requirements in the States of California and Texas.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling tickets to live performances and CDs. The Company's payments are generally net thirty. For year ending December 31, 2020, the Company recognized $205,020 in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

1.   **Summary of Significant Accounting Policies (continued)**

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of design costs. Design costs are amortized over five years, once the product is placed into production. Amortization expense for the period ending December 31, 2020, was nil.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

1.   **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements (continued)
In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Note Receivable**

In March 2020, the Company sold a majority of their fixed asset for $48,000 in exchange for a note receivable. The note carries 0% interest and minimum payments of $1,000 - $4,000 per month. The Company expects to receive the balance of the note during 2021.

4. **Property and Equipment**

   Property and equipment consisted of the following at December 31, 2020:

   Property and equipment at cost:

Machinery and equipment	33,418
	33,418
Less: Accumulated depreciation	14,482
Total	$ 18,936

5. **Notes Payable – Related Parties**

   Notes payable, related parties consisted of the following at December 31, 2020:

Contract note payable; interest at 7% per annum, maturing in March 2024, monthly payment of $500, uncollateralized.	$ 18,553
Contract note payable; interest at 7% per annum, maturing in December 2024, monthly payment of $3,797, uncollateralized.	149,007
Contract note payable; interest at 0% per annum, maturing in December 2021, lump sum due at year end, uncollateralized.	20,000
Less: Current portion of notes payable	61,148
Long term portion of notes payable	126,412

   Maturity of the note payable is as follows:

December 31, 2021	$ 61,148
December 31, 2022	44,122
December 31, 2023	47,312
December 31, 2024	34,978
	$ 187,560

6. **Notes Payable**

Notes payable consisted of the following at December 31, 2020:

Contract note payable; interest at 5% per annum, maturing in September 2022, monthly payment of $1,156, uncollateralized.	$ 20,678
Contract note payable; interest at 0% per annum, maturing in May 2021, monthly payment of $500, uncollateralized.	2,500
Contract note payable; interest at 10% per annum, maturing in September 2022, monthly payment of $636, uncollateralized.	10,229
Contract note payable; interest at 39.05% per annum, maturing in September 2022, monthly payment of $861, collateralized by a Company equipment.	18,268
Contract note payable; interest at 8.99% per annum, maturing in October 2022, monthly payment of $213, collateralized by a Company vehicle.	6,197
Contract note payable; interest at 9.99% per annum, maturing in February 2024, monthly payment of $396, uncollateralized.	12,283
Contract note payable; interest at 0% per annum, maturing in June 2023, monthly payment of $556, uncollateralized.	16,667
Contract note payable; interest at 0% per annum, maturing in June 2021, monthly payment of $1,000, uncollateralized.	7,000
Contract note payable; interest at 0.00% per annum, maturing in May 2022, monthly payment of $926, uncollateralized.	16,664
Contract note payable (SBA EIDL Loan); interest at 3.75% per annum, maturing in May 2051, monthly payment of $363, but deferred until May 2021, uncollateralized.	80,038

6.   Notes Payable (continued)

Less: Current portion of notes payable	63,617
Long term portion of notes payable	126,925

Maturity of the note payable is as follows:

December 31, 2021	$ 63,617
December 31, 2022	40,604
December 31, 2023	8,966
December 31, 2024	1,473
Thereafter	75,882
	$ 190,542

7.   Lines of Credit

The Company has two lines of credit totaling $50,000. The lines of credit bear 11.5% to 19.75% interest. The lines are personally guaranteed by a majority shareholder of the Company. Minimum monthly payments on the line are interest only and are approximately $509 per month. As of December 31, 2020, the Company had $47,135, outstanding on the lines of credit.

8.   SBA PPP Loan

In 2020, the Company received loan proceeds of $9,572 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable

8. **SBA PPP Loan (continued)**

Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note.

The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of December 31, 2020, the Company believes that the PPP funds were used appropriately for all funds to be forgiven once the SBA processes the loan forgiveness application.

9. **Accounts Receivable Factoring**

In 2018, the Company entered into an agreement with a Factoring company whereby the Company will assign, in the Factor's sole discretion, selected accounts receivable to the Factor in exchange for initial cash funding ("factor advances") for up to 80% of the factored receivable. The minimum 20% reserve held back by the Factor is released after collection of the account receivable by the Factor. The company pays a 3% factor fee for each factored receivable. Since the factoring agreement provides for full recourse against the Company for factored accounts receivable that are not collected by the Factor for any reason, and the collection of such accounts receivable are fully secured by substantially all assets of the Company, the factoring advances have been treated as secured loans on the accompanying balance sheets. The Company intends to eliminate the use of Factoring in 2021 due to the high cost of this facility. Total outstanding accounts receivable factored at December 31, 2020 which is included in accounts receivable on the accompanying balance sheets was $15,092.

10. **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the S-Corporation shall have authority to issue is 10,000 shares, at a $0.001 par value per share. As of December 31, 2020, 10,000 shares have been issued and are outstanding.

Treasury Stock
During 2020, the Company repurchased 200 shares of the Company's common stock for $20,000. This was re-sold in 2020 to a new shareholder of the Company. The balance of treasury stock at December 31, 2020, was nil.

11. **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on January 28, 2016 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

12.   <u>**Subsequent Events**</u>

In January 2021, the Company received the second round of the Paycheck Protection Program Loan, in the amount of $19,330. The terms of the loan is five years, with interest at 1% per annum, and minimum monthly payments of $322. The Company expects that the full amount will be forgiven, upon submitting the forgiveness application.

The Company has evaluated subsequent events through February 24, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.